ORRICK

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04054110

December 6, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of December 1, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes Gäbel /EMR

Johannes K. Gäbel
U.S. Authorized Representative

dlw 1/5

SEC MAIL RECEIVED PROCESSING
DEC 13 2004
WASH, D.C. 202

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

DOCSNY1:1082596.4

FILE NO.
82-3907

Press Information

Flughafen Wien AG:
Optimistic forecasts for traffic growth in 2005

Flughafen Wien AG is looking toward the New Year with considerable optimism. The global upturn in the aviation industry is expected to remain strong throughout 2005. If there are no major disruptions, Vienna International Airport could record increases of 8% in the number of passengers and 5% each in flight movements and maximum take-off weight (MTOW) during 2005.

These optimistic forecasts are supported by expected growth in travel to Eastern Europe and long-haul flights to the Far East as well as the positive development of low-cost carriers.

Traffic results for 2004 will be presented on 17 January 2005 at 10 am during a press conference in the Radisson SAS Palais Hotel in the First District of Vienna.

For additional information contact: Hans Mayer (+43-1-)7007-23000

32/04 .... M/MY .... 6 December 2004